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                                                                   Exhibit 99.12

                              [Zapata Letterhead]


June 17, 1997


VIA FAX NO. (630) 571-0959
AND REGULAR U.S. MAIL

F. Edward Gustafson
Chairman of the Board,
   Chief Executive Officer and President
Envirodyne Industries, Inc.
701 Harger Road, Suite 190
Oak Brook, IL  60521

Dear Ed:

Zapata, as a 40% shareholder in Envirodyne, believes that it would be highly inappropriate for Envirodyne to enter into an agreement awarding any break-up fees to Michael Heisley (a current Envirodyne director with access to non-public, inside information) and Donald Kelly (the former Chairman, President and C.E.O. of Envirodyne who has close business and SEC reporting ties to current members of management).

Entering into any agreement at this time, without first attempting to obtain the highest price for all shareholders, would clearly be adverse to the interests of shareholders and may subject Envirodyne and its directors to significant and detrimental litigation and liability.

The only time a break-up fee could be appropriate is after Envirodyne put itself up for sale, engaged a major nationally recognized investment banking firm to maximize shareholder value and selected the highest bid.

As we have previously stated, Zapata would give serious consideration to making a higher offer for Envirodyne if a level playing field is established for all potential bidders.

Sincerely,



Avram A. Glazer

AAG/mfc
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cc:  Robert N. Dangremond

     Michael E. Heisley

     Gregory R. Page

     Mark D. Senkpiel

     Board of Directors of Zapata Corporation

     Joseph L. von Rosenberg III
     Executive Vice President, General Counsel
        and Corporate Secretary
     Zapata Corporation